Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2025	2024	2025	2024
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(2,172)	(3,736)	(11,001)	(17,288)
Administrative expenses		(1,399)	(1,358)	(6,989)	(4,448)
Other income	3	2,692	—	2,692	—
Net foreign exchange gains (losses)		100	(229)	(161)	(208)

Operating loss		(779)	(5,323)	(15,459)	(21,944)
Finance income		153	72	213	283
Finance expense	4	—	—	(12,648)	—

Loss before tax		(626)	(5,251)	(27,894)	(21,661)
Income tax credit	5	345	740	1,026	3,317

Loss for the period attributable to equity holders of the Company		(281)	(4,511)	(26,868)	(18,344)

Basic and diluted loss per ordinary share	6	(0.00)	(0.07)	(0.00)	(0.32)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(in thousands)
	£	£	£	£
Loss for the period	(281)	(4,511)	(26,868)	(18,344)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	14	(52)	(62)	(45)

Other comprehensive income (expense) for the period	14	(52)	(62)	(45)

Total comprehensive loss for the period	(267)	(4,563)	(26,930)	(18,389)

Attributable to:
Equity holders of the Company	(267)	(4,563)	(26,930)	(18,389)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		September 30, 2025	December 31, 2024
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	7	2,197	2,199
Property, plant and equipment		157	197
Deferred tax asset	5	123	113

		2,477	2,509

Current assets
Prepayments, accrued income and other receivables		2,976	922
Current income tax receivable	5	1,613	4,594
Cash and cash equivalents	8	25,249	6,749

		29,838	12,265

Total assets		32,315	14,774

Equity and liabilities
Capital and reserves
Share capital and share premium	10	189,586	151,827
Other reserves		86,599	78,421
Accumulated deficit		(250,259)	(224,294)

Total equity attributable to equity holders of the Company		25,926	5,954

Non-current liabilities
Provisions		58	37
Lease liabilities		60	117

		118	154

Current liabilities
Trade payables		1,662	2,705
Payroll taxes and social security		115	134
Accrued expenditure		4,418	5,714
Lease liabilities		76	73
Provisions		—	40

		6,271	8,666
Total liabilities		6,389	8,820

Total equity and liabilities		32,315	14,774

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Nine Months Ended September 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2024	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887
Loss for the period	—	—	—	—	—	—	(18,344)	(18,344)
Other comprehensive expense for the period	—	—	—	—	(45)	—	—	(45)

Total comprehensive loss for the period	—	—	—	—	(45)	—	(18,344)	(18,389)
Share-based payments	—	—	—	1,667	—	—	—	1,667
Exercise of share options	6	1	—	(330)	—	—	326	3
Lapse of share options	—	—	—	(2,065)	—	—	2,065	—
Issue of share capital	1,825	4,546	—	—	—	—	—	6,371
Share issue expenses	—	(191)	—	—	—	—	—	(191)

Balance at September 30, 2024	3,945	145,662	(339)	36,315	(42)	42,466	(223,659)	4,348

Balance at January 1, 2025	5,681	146,146	(339)	36,276	18	42,466	(224,294)	5,954
Loss for the period	—	—	—	—	—	—	(26,868)	(26,868)
Other comprehensive expense for the period	—	—	—	—	(62)	—	—	(62)

Total comprehensive loss for the period	—	—	—	—	(62)	—	(26,868)	(26,930)
Share-based payments	—	—	—	9,143	—	—	—	9,143
Exercise of share options	1	—	—	(43)	—	—	43	1
Lapse of share options	—	—	—	(860)	—	—	860	—
Issue of share capital	4,927	15,258	—	—	—	—	—	20,185
Exercise of warrants	3,731	15,188	—	—	—	—	—	18,919
Share issue expenses	—	(1,346)	—	—	—	—	—	(1,346)

Balance at September 30, 2025	14,340	175,246	(339)	44,516	(44)	42,466	(250,259)	25,926

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2025	2024
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(26,868)	(18,344)
Adjustments for:
Income tax credit	(1,026)	(3,317)
Amortization and depreciation	205	407
Movement in provisions	(40)	—
Finance income	(213)	(283)
Finance expense	12,648	—
Interest expense on lease liabilities	7	14
Share-based payments	9,143	1,667
Net foreign exchange losses	221	244

	(5,923)	(19,612)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(2,023)	1,500
(Decrease) increase in trade payables	(1,044)	2,668
Decrease in payroll taxes, social security and accrued expenditure	(1,315)	(234)

Movements in working capital	(4,382)	3,934

Cash used in operations	(10,305)	(15,678)

Net income tax received	3,988	4,015

Net cash used in operating activities	(6,317)	(11,663)

Cash flows from investing activities
Interest received	168	299
Payments for property, plant and equipment	—	(3)
Payments for intangible assets	(143)	(239)

Net cash from investing activities	25	57

Cash flows from financing activities
Payments for lease liabilities	(61)	(188)
Proceeds from exercise of share options	1	7
Proceeds from issue of share capital	20,185	6,371
Proceeds from exercise of warrants	4,436	—
Proceeds from issue of warrants	4,439	—
Payment for cancellation of warrants	(2,655)	—
Share issue expenses	(1,346)	(191)

Net cash from financing activities	24,999	5,999

Net increase (decrease) in cash and cash equivalents	18,707	(5,607)
Cash and cash equivalents at beginning of period	6,749	17,225

Effect of exchange rate changes on cash and cash equivalents	(207)	(267)

Cash and cash equivalents at end of period	25,249	11,351

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. On April 16, 2024, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing one ordinary share, to one ADS representing 25 ordinary shares. On August 11, 2025, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing 25 ordinary shares, to one ADS representing 5,000 ordinary shares.

The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2024 have been reported on by the Company’s auditor, and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report. However, the report of the auditor did include a material uncertainty related to going concern disclosure.

2. Material accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the nine months ended September 30, 2025 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2024, except as described below.

In May 2025, the Company completed a registered direct offering of ADSs, pre-funded warrants, and accompanying Series A and Series B warrants. The pre-funded warrants, Series A and Series B warrants were classified as derivative financial liabilities and measured at fair value through profit or loss in accordance with IFRS 9 and IAS 32. These warrants are remeasured prior to each exercise and at the end of the reporting period, with changes in fair value recognized within finance expense in the consolidated statement of operations. Due to the complexity of the instruments’ terms, fair value has been determined using a combination of approaches, including the Black-Scholes Option Pricing model and the Company’s share price at the measurement date.

The Company participates in an American Depository Receipts (“ADR”) program as part of its Nasdaq listing. Under the terms of the program, the depositary may reimburse the Company for certain program-related expenses by making available a portion of the ADS fees charged to ADR holders or otherwise, upon such terms as agreed between the Company and the depositary. Contributions received from the depositary are recognized as income when the Company becomes entitled to receive them. The contribution recognized in the third quarter of 2025 relating to the ADS ratio change in August 2025 is classified as other income within the consolidated statement of operations, due to the materiality of the contribution. Also, it did not represent revenue from ordinary activities, and it was not a direct reimbursement of specific invoices.

The Company is the policyholder and beneficiary of a key person insurance policy. Proceeds received under the policy are recognized as income when realization is virtually certain, in line with IAS 37. Such proceeds are presented as other income given their non-recurring nature. Any interest element included in the settlement is presented separately as finance income in accordance with IFRS 9.

No new standards, amendments or interpretations have had an impact on the financial statements for the nine months ended September 30, 2025. The financial statements comprise the financial statements of the Group at September 30, 2025. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the nine months ended September 30, 2025 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2025.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring net losses, has an accumulated deficit totaling £250.3 million and cash flows used in operating activities of £6.3 million as of and for the nine months ended September 30, 2025. The Company had £25.2 million of cash and cash equivalents at September 30, 2025.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12-months from the issuance of these financial statements. Based on our current operating plan, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for the entirety of the going concern assessment period. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most material effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2024 except as described below.

Significant judgement was required in determining the classification and fair value measurement of the pre-funded warrants, Series A warrants, and Series B warrants issued in connection with the registered direct offering in May 2025. Management concluded that the warrants should be classified as derivative financial liabilities under IAS 32, as they do not meet the “fixed-for-fixed” equity classification criteria. This is due to certain features such as reset mechanisms, the “zero exercise price” option attached to the warrants, and the fact that the warrants were denominated in US dollars while the Company’s functional currency is pounds sterling.

3. Other income

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(in thousands)
	£	£	£	£
ADR depositary contribution	1,851	—	1,851	—
Insurance proceeds	841	—	841	—

Total other income	2,692	—	2,692	—

ADR depositary contribution relates to an amount received from the ADR depositary in relation to the ADS ratio change completed in August 2025. Insurance proceeds represent a one-off payout under a key person policy.

4. Finance expense

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(in thousands)
	£	£	£	£
Revaluation loss from derivative financial instruments	—	—	(12,648)	—

The non-cash revaluation loss from derivative financial instruments of £12.6 million relates to the fair value remeasurement of Series A and Series B warrants, as set out in note 11.

5. Income tax

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	363	806	1,011	3,338
In respect of prior period U.K.	(27)	(77)	(3)	(55)
In respect of current period U.S.	—	—	—	(1)

	336	729	1,008	3,282
Deferred tax:
In respect of current period U.S.	9	11	18	35
In respect of prior period U.S.	—	—	—	—

Income tax credit	345	740	1,026	3,317

The income tax credit recognized primarily represents the U.K. research and development tax credits. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023).

	September 30, 2025	December 31, 2024
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	1,610	4,591
U.S. tax	3	3

	1,613	4,594

Deferred tax asset
U.S. deferred tax asset	123	113

6. Basic and diluted loss per ordinary share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(281)	(4,511)	(26,868)	(18,344)

Basic and diluted weighted average number of ordinary shares	18,484,333	60,416	8,003,656	56,897
Basic and diluted loss per ordinary share	(0.00)	(0.07)	(0.00)	(0.32)

Basic loss per ordinary share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

The potential ordinary shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.

7. Intangible assets

Intangible assets comprise patents with a carrying value of £2.2 million as of September 30, 2025 (as of December 31, 2024: £2.2 million).

During the nine months ended September 30, 2025, the Company acquired intangible assets with a cost of £0.1 million in relation to patents.

8. Cash and cash equivalents

	September 30, 2025	December 31, 2024
	(in thousands)
	£	£
Cash and cash equivalents	25,249	6,749

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

9. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the nine months ended September 30, 2025, 3,478,076,733 share options were granted under the 2020 Long-Term Incentive Plan (nine months ended September 30, 2024: 6,273,782). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

During the nine months ended September 30, 2025, the Company cancelled 14,380,933 share options granted under the 2016 Share Option Scheme and 2020 Long-Term Incentive Plan (nine months ended September 30, 2024: nil). The incremental fair value of the new options was £13.5 million, calculated using the Black-Scholes model fair value of cancelled options at the date of cancellation compared with the fair value at grant date of new options awarded.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling.

Grant date	Jun-20-2025	Jun-20-2025	Jun-20-2025
Vesting dates	Jun-20-2026	Jun-20-2026	Jun-20-2026
	Jun-20-2027	Jun-20-2027	—
	Jun-20-2028	Jun-20-2028	—
	Jun-20-2029	Jun-20-2029	—
Volatility[1]	190.44%	211.97%	253.88%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.91%	3.84%	3.75%
Fair value of option at grant date[1]	£0.004	£0.004	£0.004
Fair value of share at grant date	£0.004	£0.004	£0.004
Exercise price at date of grant	£0.004	£0.0004	£0.0004
Lapse date	Jun-20-2035	Jun-20-2035	Jun-20-2035
Expected option life (years)[1]	4.5	3.5	2.0
Number of options granted	196,266,198	1,108,027,715	157,982,220

Grant date	Jun-20-2025	Jun-20-2025
Vesting dates	Jun-20-2025	Jun-20-2025
Volatility[1]	348.99%	253.88%
Dividend yield	0%	0%
Risk-free investment rate[1]	3.62%	3.75%
Fair value of option at grant date[1]	£0.004	£0.004
Fair value of share at grant date	£0.004	£0.004
Exercise price at date of grant	£0.0004	£0.004
Lapse date	Jun-20-2035	Jun-20-2035
Expected option life (years)[1]	1.0	2.0
Number of options granted	1,304,702,251	711,098,349

1.	Represents the average for the options granted.

For the three months ended September 30, 2025, the Company recognized £0.9 million of share-based payment expense in the statement of operations (three months ended September 30, 2024: £0.4 million). For the nine months ended September 30, 2025, the Company recognized £9.1 million of share-based payment expense in the statement of operations (nine months ended September 30, 2024: £1.7 million).

10. Share capital and share premium

	September 30, 2025	December 31, 2024
	(in thousands)
	£	£
Share capital	14,340	5,681
Share premium	175,246	146,146

	189,586	151,827

	Number (in thousands)
	Nominal value £0.0004	Nominal value £0.04
Issued share capital comprises:
Ordinary shares	20,809,855	142,037
Deferred shares	15,040,466	—

	35,850,321	142,037

	Number	Ordinary share capital	Deferred share capital	Share premium
	(in thousands)
		£	£	£
Fully paid shares:
Balance at December 31, 2024	142,037	5,681	—	146,146
Exercise of share options	29	1	—	—
Issue of share capital	9,858	394	—	81
Share issue expenses	—	—	—	(14)

Balance pre-subdivision and reclassification	151,924	6,076	—	146,213
Subdivision and reclassification of share capital	15,040,466	(6,016)	6,016	—
Issue of share capital	11,330,287	4,533	—	15,177
Exercise of warrants	9,327,644	3,731	—	15,188
Share issue expenses	—	—	—	(1,332)

Balance at September 30, 2025	35,850,321	8,324	6,016	175,246

On April 23, 2025, the Company subdivided and redesignated the issued share capital of 151,923,897 ordinary shares of £0.04 each into 151,923,897 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each. The deferred shares have no economic value, dividend or voting rights.

As at September 30, 2025, the Company had 4,160,271 ADSs listed on The Nasdaq Capital Market.

11. Derivative financial instruments

	September 30, 2025	December 31, 2024
	(in thousands)
	£	£
Opening Balance	—	—
Initial recognition on issuance of warrants	4,439	—
Losses on warrant remeasurement	12,648	—
Exercise of warrants	(14,483)	—
Cancellation of warrants	(2,604)	—

Closing Balance	—	—

In May 2025, the Company completed a registered direct offering comprising 2,452,935 ADSs, representing 61,323,375 ordinary shares, and 8,393,050 pre-funded warrants, representing 209,826,250 ordinary shares. Each ADS or pre-funded warrant was issued together with one Series A warrant and one Series B warrant to purchase one ADS. Of the £5.2 million initial proceeds, £4.4 million was allocated to the warrants, which were classified as derivative financial instruments. Both Series A and Series B warrants contained a net settlement option and a reset mechanism allowing the exercise price to be adjusted with a proportional adjustment to the number of warrants outstanding, such that the aggregate exercise price payable remained the same. In addition, the Series B warrants included a “zero exercise price” option, allowing the holder, upon payment of the nominal value, to receive three ADSs for each warrant, based on the number that would have been issued under a traditional cash exercise.

Exercises and settlements during 2025

•	All 8,393,050 pre-funded warrants were exercised for gross proceeds of £0.1 million.

•

The exercise price of the Series B warrants was reset from $1.61 to $0.3643 and subsequently to the floor price of $0.1291, increasing the number of warrants to 118,804,235. All Series B warrants were exercised under the “zero exercise price” option, resulting in the issuance of 356,412,705 ADSs, representing 8,901,317,625 ordinary shares, and gross proceeds of £3.5 million, representing the nominal value of the ordinary shares issued.

•

The exercise price of the Series A warrants was similarly reset to the $0.1291 floor price, increasing the number of warrants to 67,781,105. Of these, 8,300,000 warrants, representing 207,500,000 ordinary shares, were exercised for gross proceeds of £0.8 million.

•

A cancellation agreement was entered into in June 2025 and concluded in July 2025 to cancel the remaining Series A warrants for a fixed cash payment of $3.6 million using 70% of the net proceeds raised from the ATM program initiated in June 2025.

The total fair value of warrants exercised or cancelled during the year was £17.1 million. Following these transactions, no derivative warrant liabilities remained outstanding at September 30, 2025.